Exhibit 99.1

Lanvin Group Reports H1 2026 Revenue of €101 Million

Improving Momentum Positions the Group for Sustainable Growth

•	Group revenue was €101 million in H1 2026, down 13% versus H1 2025, reflecting the Group's ongoing brand transformation and the strategic optimization of its retail footprint with store network reduced to 151 directly operated stores. Group e-commerce returned to growth.

•	Gross profit margin expanded to 59%, up 1.29 pp(1) year-on-year, as improved sell-through, more effective product lifecycle management and efficiency programs across major brands took effect.

•	Gross profitability improved markedly, with Contribution Profit and Adjusted EBITDA margins up 7.7 and 10.7 pp(1) respectively.

•	Brand highlights include like-for-like growth across boutiques and a well-received FW26 Paris runway at Lanvin, resilient trading and gross margin expansion to 60% at Wolford, early wholesale momentum building at Sergio Rossi, and continued strength at St. John with e-commerce up 31% in its reporting currency and a stable 70% gross margin.

•	Group-wide priorities in H2 2026 include advancing the reset and transformation agenda; unlocking new revenue opportunities across markets, channels and categories; accelerating strategic partnerships and collaborations; maintaining disciplined cost, working capital and cash management while selectively investing behind growth; and continuing to optimize the Group’s brand portfolio.

August 26, 2026 - Lanvin Group (NYSE: LANV, the “Group”), a global luxury fashion group with Lanvin, Wolford, Sergio Rossi and St. John in its portfolio of brands, today announced its unaudited results for the first half of 2026. Against a still-transitional luxury market, the Group delivered a marked improvement in gross profitability, underpinned by strong cost discipline, operational efficiency and the continued execution of its strategic transformation.

Group revenue for H1 2026 was €101 million, down 13% year-on-year, primarily driven by the planned optimization of the retail footprint and the Group's ongoing brand transformation. Despite lower revenue, the Group delivered gross profit of €59 million at a margin of 59%, an improvement from prior-year period, supported by improved sell-through, disciplined inventory management and efficiency initiatives across major brands. Strong cost control delivered a substantial reduction in losses, as a result of the Group's efficiency improvement initiatives.

Zhen Huang, Chairman of Lanvin Group, said: “The first half represented an encouraging step forward for the Group. Supported by renewed creative and executive leadership across our houses, we are confident in our ability to progressively unlock the long-term potential of our brands amid market challenges.”

Andy Lew, Executive President of Lanvin Group, said: “We have reshaped how the Group operates—emerging leaner, more agile and materially more efficient. With that foundation in place, the second half is about further execution: activating our new creative and commercial leadership, sharpening our channel mix, and through its directly owned and licensing businesses, bringing a compelling pipeline of collections to market to reignite brand desirability and consumer engagement.”

Review of the First Half 2026 Results

Lanvin Group Revenue by Brand	2025(2)	2026	2026H1 vs
€ in Thousands, unless otherwise noted	H1	H1	2025H1
Lanvin	27,932	22,924	-17.9%
Wolford	32,985	31,017	-6.0%
St. John	39,654	35,505	-10.5%
Sergio Rossi	15,314	10,932	-28.6%
Total Brand	115,885	100,378	-13.4%

Eliminations, other and holding companies	-117	418	NM
Total Group	115,768	100,796	-12.9%

Lanvin Group Consolidated P&L	2025(2)		2026
€ in Thousands, unless otherwise noted	H1%		H1%
Revenue	115,768	100.0%	100,796	100.0%
Gross profit	66,823	57.7%	59,486	59.0%
Contribution profit	-19,162	-16.6%	-8,936	-8.9%
Adjusted EBITDA	-52,179	-45.1%	-34,622	-34.3%

Review of First Half 2026 Financials

Revenue

For H1 2026, the Group generated revenue of €101 million, a 12.9% decrease year-over-year. The decline primarily reflected the planned rationalization of the retail network and the Group's strategic brand transformation, partially offset by encouraging like-for-like retail performance. Within DTC, Group e-commerce returned to growth, driven by a strong recovery and sustained momentum at Wolford and St. John. Retail footprint optimization continued through H1, with the store network reduced to 151 directly operated stores as the Group continues to rationalize underperforming locations and strengthen the productivity of its retail network.

Gross Profit

Gross profit was €59 million, representing a margin of 59.0%, compared to 57.7% in H1 2025. The 1.29 pp(1) improvement was driven by stronger sell-through, more effective product lifecycle management and supply chain efficiencies at Lanvin, Wolford and St. John.

Contribution Profit

Contribution profit was -€9 million in the first half, a €10 million improvement from the prior-year period. The improvement was driven primarily by lower selling expenses following the strategic rationalization of the retail network, alongside broader cost discipline across the Group, offsetting the impact of lower revenue.

Adjusted EBITDA

Adjusted EBITDA improved to -€35 million in H1 2026, from -€52 million in the prior-year period, representing a €17 million reduction in losses, as a result of disciplined cost management and operating efficiencies. The Group continued to invest selectively in creative initiatives and product development.

2026 Full-Year Outlook

The Group enters H2 2026 on a leaner, more agile platform and a materially improved cost base. The focus includes: pursuing new revenue opportunities across markets, channels and categories, and exploring new licensing and partnership opportunities. The Group will maintain disciplined cost, working capital and cash management while investing selectively in high-return opportunities. Across the portfolio, Lanvin will deepen client engagement and asset-light partnerships, Wolford will accelerate wholesale and e-commerce, Sergio Rossi will build on the strong reception of its SS27 collection, and St. John will harness its new creative leadership and upcoming capsules.

Note (1): pp stands for percentage points, representing the arithmetic difference between two percentages.

(2) At the end of 2025, the Group approved the strategic carve-out of Caruso. In accordance with IFRS 5, Caruso is presented as a discontinued operation, with prior periods restated for comparability. The sale was completed on February 6, 2026.

Note: Unless otherwise stated, all percentage changes are calculated on an actual currency basis.

Note: Numbers may not sum precisely due to rounding.

Note: This communication includes certain non-IFRS financial measures such as Contribution Profit, Contribution Profit Margin, and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Please see Use of Non-IFRS Financial Metrics and Non-IFRS Financial Measures and Definition.

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Semi-Annual Report

Our semi-annual report, including the interim condensed consolidated financial statements as of and for the six months ended June 30, 2026, can be downloaded from the Company’s investor relations website (ir.lanvin-group.com) under the section Financials / SEC Filings, or from the SEC’s website (www.sec.gov).

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Conference Call

As previously announced, today at 8:00AM EST/8:00PM CST/2:00PM CET, Lanvin Group will host a conference call to discuss its results for the first half of 2026 and provide an outlook for the remainder of the year. Management will refer to a slide presentation during the call, which will be made available on the day of the call. To view the presentation, please visit the "Events" tab of the Group's investor relations website at https://ir.lanvin-group.com.

All participants who would like to join the conference call must pre-register using the link provided below. Once the registration is complete, participants will receive dial-in numbers, a passcode, and a registrant ID which can be used to join the conference call. Participants may register at any time, including up to and after the call starts.

Registration Link:

https://dpregister.com/sreg/10211387/104b342f75c

A replay of the conference call will be accessible approximately one hour after the live call until September 1, 2026, by dialing the following numbers:

USA/Canada Toll-Free: 1-855-669-9658

International Toll: 1-412-317-0088

Replay Access Code: 1329150

A recorded webcast of the conference call and a slide presentation will also be available on the Group's investor relations website at https://ir.lanvin-group.com.

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About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China and Milan, Italy, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi and St. John. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. The shares of Lanvin Group are listed on the New York Stock Exchange under the ticker symbol 'LANV'. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit https://ir.lanvin-group.com.

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Forward-Looking Statements

This communication, including the section “2026 Full-Year Outlook”, contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lavin Group’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes adversely affecting the business in which Lanvin Group is engaged; Lanvin Group’s projected financial information, anticipated growth rate, profitability and market opportunity may not be an indication of its actual results or future results; management of growth; the impact of public health crises on Lanvin Group’s business; Lanvin Group’s ability to safeguard the value, recognition and reputation of its brands and to identify and respond to new and changing customer preferences; the ability and desire of consumers to shop; Lanvin Group’s ability to successfully implement its business strategies and plans; Lanvin Group’s ability to effectively manage its advertising and marketing expenses and achieve desired impact; its ability to accurately forecast consumer demand; high levels of competition in the personal luxury products market; disruptions to Lanvin Group’s distribution facilities or its distribution partners; Lanvin Group’s ability to negotiate, maintain or renew its license agreements; Lanvin Group’s ability to protect its intellectual property rights; Lanvin Group’s ability to attract and retain qualified employees and preserve craftsmanship skills; Lanvin Group’s ability to develop and maintain effective internal controls; general economic conditions; the result of future financing efforts; and those factors discussed in the reports filed by Lanvin Group from time to time with the SEC. If any of these risks materialize or Lanvin Group’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lanvin Group presently does not know, or that Lanvin Group currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lanvin Group’s expectations, plans, or forecasts of future events and views as of the date of this communication. Lanvin Group anticipates that subsequent events and developments will cause Lanvin Group’s assessments to change. However, while Lanvin Group may elect to update these forward-looking statements at some point in the future, Lanvin Group specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lanvin Group’s assessments of any date subsequent to the date of this communication. Accordingly, reliance should not be placed upon the forward-looking statements.

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Use of Non-IFRS Financial Metrics

This communication includes certain non-IFRS financial measures such as Contribution Profit, Contribution Profit Margin, Adjusted Operating Profit, adjusted earnings before interest and taxes (“Adjusted EBIT”), and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Reconciliations of non-IFRS measures to their most directly comparable IFRS counterparts are included in the Appendix to this communication. Lanvin Group believes that these non-IFRS measures of financial results provide useful supplemental information to investors about Lanvin Group. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Lanvin Group's financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore Lanvin Group's non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results.

Non-IFRS Financial Measures and Definitions

Our management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: Contribution Profit, Contribution Profit Margin, Adjusted Operating Profit, Adjusted EBIT and Adjusted EBITDA. Our management believes that these non-IFRS financial measures provide useful and relevant information regarding our performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures that we use may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Contribution Profit is defined as revenue less the cost of sales and selling and marketing expenses. Contribution Profit subtracts the main variable expenses of selling and marketing expenses from Gross Profit, and our management believes this measure is an important indicator of profitability at the marginal level. Below contribution profit, the main expenses are general administrative expenses and other operating expenses (which include foreign exchange gains or losses and impairment losses). As we continue to improve the management of our portfolio brands, we believe we can achieve greater economy of scale across the different brands by maintaining the fixed expenses at a lower level as a proportion of revenue. We therefore use Contribution Profit Margin as a key indicator of profitability at the group level as well as the portfolio brand level.

Contribution Profit Margin is defined as Contribution Profit divided by revenue.

Adjusted EBITDA is defined as profit or loss before income taxes, net finance cost, exchange gains/(losses), depreciation, amortization, share based compensation and provisions and impairment losses adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, mainly including net gains on disposal of long-term assets, gain on debt restructuring and government grants.

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Enquiries:

Media & Investors

Lanvin Group

Ross Luo

ross.luo@lanvin-group.com

Coco Wang

coco.wang@lanvin-group.com